

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2023

Mark Buckley
Chief Executive Officer
Perfect Moment Ltd.
307 Canalot Studios
222 Kensal Road
London W10 5BN United Kingdom

>   **Re: Perfect Moment Ltd.**
>   **Registration Statement on Form S-1**
>   **Filed October 10, 2023**
>   **File No. 333-274913**

Dear Mark Buckley:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed October 10, 2023

Certain Relationships and Related Transactions, page 90

1.   We note disclosure regarding a personal guarantee from JGA on pages 54 and 90, and a $4 million personal guarantee from Max Gottschalk on page 90. Please revise to clarify whether these are the same guarantee or otherwise related. Please also file the HSBC trade finance facility, UBS standby documentary credit, and JGA/Gottschalk personal guarantee(s) as exhibits to your registration statement or tell us why you believe these are not required to be filed under Item 601 of Regulation S-K.

Change in Independent Registered Public Accounting Firm, page 112

2.   We note disclosure on page 112 that your former accountants advised management of two material weaknesses in internal controls related to the year ended March 31, 2021. Please disclose in the risk factor section what measures, if any, you are undertaking to address the material weaknesses, the timetable for remediation, and whether there is any

associated material costs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing